January 23, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel Ajay Koduri

Re:	DvineWave Inc. Draft Registration Statement on Form S-1 Submitted December 17, 2013 CIK No. 0001575793

Ladies and Gentlemen:

On behalf of Energous Corporation (formerly DvineWave Inc.) (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated January 10, 2014, with respect to the draft registration statement on Form S-1 (CIK No. 0001575793) (the “Draft Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting by EDGAR the Registration Statement on Form S-1 (the “Registration Statement”) relating to the contemplated registration and offering (the “Offering”) of up to 4,000,000 shares of the Company’s Common Stock described in the Draft Registration Statement and responding to the Staff’s comments.

For your convenience of reference, below we have noted the Staff’s comment in bold face type and the Company’s response in regular type.

General

1.	Please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Response: The Registration Statement cannot be filed with FINRA through FINRA’s Public Offering System until after it has been filed with the SEC. The Company expects that underwriter’s counsel will file the Registration Statement with FINRA for review and approval of the compensation arrangements and certain disclosure within one business day of its filing with the SEC. The Company will arrange to have a copy of the letter from FINRA informing the underwriters that FINRA has no objections to the compensation arrangements disclosed in the Registration Statement delivered to the Staff as soon as available, and in any event, prior to the effectiveness of the Registration Statement, the Company will arrange for FINRA to inform the Staff that they have no objections to the compensation.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it has not provided, nor has it authorized anyone to provide, written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Additionally, the Company does not believe there are any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Offering. The Company notes that it will supplementally provide the Staff copies of any of the above-described written communications or research reports of which it becomes aware.

3.	Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Response: Copies of all artwork to be contained in the prospectus will be submitted supplementally to the Staff as soon as practicable and before the distribution of any preliminary prospectus. The Company notes that the Staff may have comments that could result in material revisions to the Company’s graphics.

4.	Please update your executive compensation disclosure for fiscal year ended December 31, 2013.

Response: The Company has revised the disclosure in response to the Staff’s comment to update the executive compensation disclosure for the fiscal year ended December 31, 2013. See pages 40-43.

5.	We note your disclosure that you will apply for listing of your common stock on the Nasdaq Capital Market and that you expect listing to be approved upon consummation of this offering. However, you also indicate that if your application to the Nasdaq Capital Market is not approved, you will not complete the offering. With a view towards revised disclosure, please clarify the chronology for your application for listing, approval of listing, effectiveness of the registration statement and closing of the offering.

Response: The Company has submitted a listing application seeking the listing of the Company’s common stock on the Nasdaq Capital Market. Based on discussions with Nasdaq we understand that based on its satisfaction with the application, Nasdaq will deliver to the Company a conditional approval letter stating that upon completion of the offering the listing will take effect. The Company has revised the disclosure in response to the Staff’s comment to note that the Company has applied for listing on the Nasdaq Capital Market. Since prior to commencing the road show the Company expects to be able to confirm with Nasdaq that the listing will be achieved upon closing the offering, the Company does not believe any additional disclosure concerning the listing process is needed in the prospectus. See the prospectus cover page and pages 2, 6, 16, 44 and 47.

Prospectus Summary, page 1

6.	We note your discussion in the third paragraph on page 1 regarding your working prototype that transmits energy from a transmitter to receiver circuits and circuit boards. You also discuss a receiver chip that you expect to develop. Please disclose the differences between receiver circuits and chips and the steps necessary to go from circuits to chips. Further, on page 23 of the Business section consider including a picture of the receiver circuits.

Response: The Company acknowledges the Staff’s comment and Company respectively advises the Staff that the receiver circuits or receiver circuit boards to which it referred to in the prospectus are references to the prototype receiver technology the Company has developed. This prototype receiver technology has only been used by the Company to demonstrate the wireless transmission of energy from the Company’s transmitters in a laboratory setting. The Company intends to develop a receiver chip that is smaller and better suited for commercially marketed products. The Company has revised the disclosure in response to the Staff’s comment to refer to its prototype receiver technology as a receiver test board consistently throughout the prospectus and to make clear that the receiver chip that it intends to develop for commercial products has not yet been developed. See pages 1 and 22. The Company respectively advises the Staff that it does not believe it is necessary or appropriate to include a picture of a receiver circuit because this prototype receiver technology will not be included in commercial products and is simply the first step in the Company’s development of a product-ready receiver chip.

Prospectus Summary, page 8

Laboratory conditions differ from commercial manufacturing…, page 11

7.	Please tell us why you are unable to test line-of-sight obstructions in laboratory experiments.

Response: The Company respectively advises the Staff that it that it can and will test line-of-site obstructions in laboratory experiments. However, the Company cannot replicate every possible condition that can occur in the field within its own laboratory. The Company has revised the disclosure in response to the Staff’s comment to remove the suggestion that in cannot replicate line-of-sight obstructions in laboratory experiments and clarify the risk factor. See page 11.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Plan of Operations, page 30

8.	Disclose management’s expectation as to when your technology will be commercially viable.

Response: The Company respectively advises the Staff that it believes its technology will first be available for license to potential customers in the fourth quarter of 2014. The Company notes that it believes that future licensees of its technology will likely take at least one to two years to incorporate the Company’s technology into commercial products available for sale. The Company has revised the disclosure in response to the Staff’s comment to provide additional information regarding the expected commercial timeline of the Company’s technology. See page 33.

Trends, Events and Uncertainties, page 34

9.	We note your statement that “[i]f the net proceeds from this offering are insufficient for” developing your technology. However immediately before that statement, you state that management does not expect the net proceeds to be sufficient. Therefore, you should indicate the steps management is prepared to take to fund the shortfall.

Response:  The Company has revised the disclosure in response to the Staff’s comment to remove the inconsistency in the paragraph identified above. The Company respectively advises the Staff that it believes that it has indicated the steps management is prepared to take to fund the shortfall in the final sentence of the paragraph identified above.  See page 37.

Cash Equivalents, page F-7

10.	In light of the significance of your cash balance, please provide additional information about the nature and composition of the cash portfolio, including a description of the securities held and any related market risk or other risk exposure. If applicable, please include a description of the valuation technique used for each class of securities pursuant to ASC 820-10-35 and disclose whether there is any limit or restriction on the Company’s ability to use or access the cash and cash equivalents.

Response: The Company respectively advises the Staff that as of September 30, 2013, the Company’s cash balance consisted solely of checking and savings accounts at Wells Fargo Bank, N.A., all accounts of which provide the Company with unrestricted access to its cash funds. The Company’s cash equivalents consist solely of open ended money market accounts held at the same institution. The Company did not hold any securities at September 30, 2013 and the Company does not believe that it has any market risk or other risk exposure on account of its checking, savings or money market accounts. The Company has revised the disclosure in response to the Staff’s comment to clarify that the Company’s cash is held solely in deposits at major banks and that its cash equivalents consist solely of open ended money market accounts held at the same institutions. See page F-7.

* * * *

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	Stephen Rizzone, Chief Executive Officer and President

Thomas Iwanski, Chief Financial Officer